1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

Tel 713-351.3000 Fax 713.351.3300

www.energyxxi.com

December 23, 2014

Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy XXI Ltd (formerly Energy XXI (Bermuda) Limited)

Form 10-K for Fiscal Year Ended June 30, 2014
Filed August 25, 2014
Response Letter Dated November 14, 2014
File No. 001-33628

Ladies and Gentlemen:

Set forth below are the responses of Energy XXI Ltd (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 12, 2014, with respect to the Company’s Form 10-K for the Fiscal Year Ended June 30, 2014, File No. 001-33628, filed with the Commission on August 25, 2014 (the “2014 Annual Report”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 2014 Annual Report unless otherwise specified.

Form 10-K for Fiscal Year Ended June 30, 2014

Notes to Consolidated Financial Statements

Note 4 – Property and Equipment, page 94

1.	Your response to comment 2 in our letter dated November 5, 2014 states that your ability to control the nature and timing of the drilling and completion activities for exploratory wells is limited and that you cannot predict the anticipated timing of the inclusion of the costs on these wells in your amortization computation. Please describe the information you typically receive from the operators for exploratory wells and tell us whether your ability to determine when costs should be transferred to the amortization computation pursuant to Rule 4-10(c)(3)(ii)(C) of Regulation S-X is constrained by the level of detailed information you receive. In addition, please tell us how this impacts your ability to assess the costs associated with unevaluated properties and major development projects for impairment pursuant to Rule 4-10(c)(3)(ii)(A)(1) of Regulation S-X.

Securities and Exchange Commission

December 23, 2014

RESPONSE:

Each of our exploratory wells in progress is an ultra-deep offshore well that is high pressure and very unique and, as a result, it is difficult to accurately forecast the time needed to complete future planned activities. Future planned activities for these wells are impacted by the results of activities to date, and, as such, drilling plans are often revised in reaction to well results encountered as drilling progresses. As a non-operator of these wells, we are kept informed of operations, but do not control the timing of drilling or other operational activities. We receive daily drilling and completion reports during operations, as well as all electronic wire line data, mud log data, logging while drilling (LWD) logs and core data as it becomes available. Additionally, we receive an authorization for expenditure (AFE) for each proposed well or supplemental work on an existing well, which describes the proposed work and the estimated cost and, occasionally, the proposed timeline, but that would be atypical. We receive more than adequate information to make an independent determination at any given time about whether a well-in-progress should remain in unevaluated properties or whether sufficient information is known in order to conclude that the well is going to be assigned proved reserves or not and thus be transferred to evaluated properties, although we cannot accurately estimate the anticipated timing of the inclusion of the cost on these wells in our amortization computation given the unpredictable timing of these exploratory wells, as noted above. We believe that we obtain sufficient information at least quarterly from third-party operators on the status and reserves potential of our non-operated undrilled exploratory projects to evaluate such properties, including individually significant projects, for impairment in accordance with Rule 4-10(c)(3)(ii)(A)(1) of Regulation S-X.

Note 22 – Supplementary Oil and Gas Information, page 124

Estimated Net Quantities of Oil and Natural Gas Reserves, page 124

2.	The table provided in response to comment 3 in our letter dated November 5, 2014 appears to indicate that proved undeveloped reserves (“PUDs”) scheduled for drilling during the fiscal year ended June 30, 2015 are expected to require capital of approximately $522.5 million. Please reconcile this amount to your prior response which states that you had budgeted approximately $475 million for development drilling, completion, and recompletion capital before reducing your capital budget as a result of recently lower commodity prices.

Securities and Exchange Commission

December 23, 2014

RESPONSE:

Due in part to the significant acquisition of EPL Oil & Gas, Inc. (“EPL”) in June 2014 and the additional work required to integrate capital budgets, our final capital budget for the fiscal year 2015 was not approved by our Board of Directors until August 12, 2014. By that date, the year-end reserve report dated June 30, 2014 (the “2014 Reserve Report”) was already completed and presented to our Board of Directors for review. In the final iteration of our fiscal 2015 capital budget, the PUD drilling schedule in our long-range plan was slightly revised, but the 2014 Reserve Report was not revised to reflect the change because we did not deem it material. In the final 2015 capital budget, certain PUD wells accounting for approximately $50 million in future development costs were rescheduled from fiscal 2015 development to fiscal 2016 or 2017, which remained within five years of the date of initial booking of those PUD reserves. We estimate that the movement of these wells to later years would have an approximate $32 million, or 0.4%, negative impact on our total proved PV-10 and no impact on our proved reserve volumes. As such, we did not deem this PUD development timing revision significant enough to require the 2014 Reserve Report to be revised at such a late date.

3.	It appears that approximately 60% of the proved undeveloped reserves (“PUDs”) initially booked during the three fiscal years ended June 30, 2013 are scheduled for development in the fourth and fifth years after initial booking. We also note that more than half of your capital expenditures for the fiscal year ended June 30, 2015 are budgeted for PUDs initially booked in the fiscal year ended June 30, 2014. Please describe the factors you considered in scheduling the drilling of these PUDs (i.e., based on the locations where you have “reasonable certainty of success,” based on the PUD expiration year, based on the timing of lease expirations, etc.) and describe how your apparent intention to prioritize the development of recently booked PUDs may impact the drilling of PUDs booked in the three fiscal years ended June 30, 2013.

RESPONSE: At the time of our 2014 Reserve Report and the filing of our 2014 Annual Report, we believed that all of our PUDs had reasonable certainty of being economically producible and developed within five years of initial booking. There are a number of factors affecting the scheduling of our drilling program, including, but not limited to:

1.	the rate of return of the project;

2.	the initial production forecasted for the PUDs;

3.	the availability of the rigs capable of drilling in certain area;

4.	facility or platform or pipeline constraints;

5.	capital availability; and

6.	PUD expiration date.

Securities and Exchange Commission

December 23, 2014

A significant number of our new PUDs were scheduled for development in fiscal 2015 in part resulting from the impact of the then recently closed EPL merger and the partially completed integration of the undeveloped EPL properties into our long-range drilling plan, and in part due to competition for prioritization of PUD projects among our internal development teams. While the PUD drilling schedule may have focused heavily on recently booked PUDs, we believe it was consistent with the post-merger focus on development drilling in our capital budgets and long-range drilling plans. As described in the response to Comment 2 above, some of our PUD drilling scheduled for development in fiscal 2015 in the 2014 Reserve Report has been moved to fiscal 2016 or 2017. At the time of filing of the 2014 Annual Report, we reasonably believed that, based on the Company’s anticipated cash flows and capital expenditures, we would fully develop our PUD reserves as of June 30, 2014 within a five year time frame from the initial booking of each PUD. Changes in circumstance, including commodity pricing and other economic factors may lead to changes in development plans. In light of the recent unanticipated dramatic drop in oil and natural gas prices occurring after fiscal year-end, we expect that there may be substantial adjustments to the PUD drilling commitments and schedule after re-evaluation of the above enumerated factors.

*      *      *      *      *

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

ENERGY XXI LTD

By:	/s/ Bruce W. Busmire
Name:	Bruce W. Busmire
Title:	Chief Financial Officer

cc:	Sarah K. Morgan